

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via E-mail
Mr. Wei Zhou
Chief Financial Officer
Charm Communications Inc.
Legend Town, CN01 Floor 4
No.1 Ba Li Zhuang Dong Li, Chaoyang District
Beijing 100025, PRC

      **Re: Charm Communications Inc.
           Form 20-F
           Filed April 27, 2012
           Response dated March 22, 2013
           File No. 001-34701**

Dear Mr. Zhou:

We have reviewed your response and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Organizational Structure, page 50

1.   We note your response to comment 4. Please revise your disclosure to update the status of the acquisition of the related license by Neudior, including the name of the license and from which agency it is required, the steps taken to date, the remaining steps and anticipated timing for acquiring the license.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director